UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

TEMPORARY SUSPENSION OF NEW SUBSCRIPTIONS

On May 2, 2025, SK Telecom Co., Ltd. (the “Company”) announced that it will temporarily suspend new subscriptions of mobile phone services to alleviate the current shortage of universal subscriber identity module (“USIM”) card replacement inventory in accordance with administrative guidance from the Ministry of Science and ICT. In order to promptly address the shortage of USIM card replacement inventory, the Company is preparing measures including expanding subscriber enrollments to its USIM protection service and introducing a new USIM formatting service. The Company will resume new mobile phone subscriptions once comprehensive measures regarding USIM cards are in place.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: May 2, 2025